UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On July 11, 2025, I-MAB (the “Company”) filed an amendment to its prospectus, dated May 15, 2025 (the “Prospectus”), relating to the offer and sale of up to $21,000,000 of the Company’s American Depositary Shares (“ADSs”), each ten (10) ADSs representing twenty-three (23) ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Prospectus is part of a Registration Statement on Form F-3 filed on May 2, 2025 (File No. 333-286954).

A copy of the opinion of Harney Westwood & Riegels, the Company’s counsel as to Cayman Islands law, relating to the validity of the ADSs, and the underlying Ordinary Shares, to be issued in connection with the Prospectus, as amended, is filed with this Report on Form 6-K as Exhibit 5.1.

The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Harney Westwood & Riegels.

23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: July 11, 2025